YUNJI INC.

15/F, South Building

Hipark Phase 2, Xiaoshan District

Hangzhou, Zhejiang, 310000

People’s Republic of China

November 24, 2023

VIA EDGAR

Ms. Tatanisha Meadows

Mr. Adam Phippen

Ms. Cara Wirth

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Yunji Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Response Dated September 27, 2023

File No. 001-38877

Dear Ms. Meadows, Mr. Phippen, Ms. Wirth and Mr. King:

This letter sets forth the Company’s response to the comments contained in the letter dated November 14, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on September 27, 2023. The Staff’s comment is repeated below in bold and followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3.	Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

1.

We note your proposed amended    disclosure in response to    comment 1, specifically that”[t]hese risks could ... affect our ability to accept foreign investments or list on another foreign stock exchange outside of mainland

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

November 24, 2023

China ... .” (Emphasis added). However, please revise to clarify that recent statements by China’s government (not the legal and operational risks) have or may impact your ability to accept foreign investments or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in bold), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 4:

Our Holding Company Structure and Contractual Arrangements with the VIEs

…It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Our holding company, our PRC subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. In addition, these agreements have not been tested in China courts. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. ~~For example, we face risks associated with~~ Recent statements and enhanced regulatory actions by PRC government, such as those related to ~~in recent years, the PRC government has enhanced regulation in areas including~~ filing procedures on offerings conducted overseas by China-based issuers, enhancing supervision over China-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement, ~~which~~ have or may impact our ability to conduct certain businesses, accept foreign investments, maintain our listing status on a United States stock exchange or list on a foreign stock exchange outside of mainland China. For example, these statements and enhanced regulatory actions require issuers that have been listed in an overseas market by March 31, 2023, such as our company, to complete certain filing

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

November 24, 2023

procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. See “Item 3. Key Information—Permissions Required from the PRC Authorities for our Operations.” As the statements and regulatory developments relating to these areas are relatively new and rapidly evolving, substantial uncertainties remain in relation to their interpretation and implementation. ~~These risks~~ Any such action could result in a material adverse change in our operations and the value of our ADSs, affect our ability to accept foreign investments or list on another foreign stock exchange outside of mainland China, including significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. The PRC government may promulgate additional laws, rules and regulations that may impose significant obligations and liabilities on China-based companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could lead to potential claims, change to our data and other business practices, regulatory investigations, penalties, increased operational costs, declines in user growth or engagement, or otherwise affect our business operations.

PRC government~~’s~~ has significant authority in regulating our operations and may influence our operations. ~~its~~ It may exert more oversight ~~and control~~ over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations~~, including data security or anti-monopoly related regulations,~~ in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

*            *              *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 571-8168-8920 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Yunji Inc.

By:	/s/ Yeqing Cui
Name:	Yeqing Cui
Title:	Senior Financial Director

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Joy Diao, Partner, PricewaterhouseCoopers Zhong Tian LLP

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